Exhibit 99.2

Postal Ballot Notice

Pursuant to Section 110 of the Companies Act, 2013 read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014

Dear Shareholder(s),

Notice is hereby given pursuant to the provisions of Section 110, and other applicable provisions of the Companies Act, 2013 (the “Act”), read together with the Companies (Management and Administration) Rules, 2014 (the “Management Rules”), including any statutory modification or re-enactment thereof for the time being in force and any other applicable provisions of the Act and the Rules made thereunder, that the resolutions appended below are proposed to be passed by the shareholders through postal ballot (the “Postal Ballot”) / electronic voting (“e-voting”). An Explanatory Statement pertaining to the said resolutions setting out the material facts and the reasons thereof is annexed to this Postal Ballot Notice, along with a Postal Ballot form (the “Postal Ballot Form”) for your consideration.

Introduction:

1.	Buyback of Equity Shares of the Company:

The Board of Directors of the Company (“Board”) at its meeting held on August 19, 2017 has, subject to approval of shareholders of the Company by way of special resolution through Postal Ballot (“Special Resolution”) and subject to approvals of statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buyback the Company’s equity shares of face value of ₹ 5/- (Rupees five only) each (the “Equity Shares”) on a proportionate basis through the tender offer route (hereinafter referred to as the “Buyback”) in accordance with the Act, the Companies (Share Capital and Debentures) Rules, 2014, (the “Share Capital Rules”), Companies (Management and Administration) Rules, 2014 (the “Management Rules”) and the Securities and

Exchange Board of India (Buy Back of Securities) Regulations, 1998 (the “Buyback Regulations”). The aforesaid Buyback shall be less than 25% of the aggregate paid-up equity capital and free reserves of the Company at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share. The Buyback will comprise a purchase of up to 11,30,43,478 Equity Shares (aggregating up to 4.92% of the paid-up equity share capital of the Company) for an aggregate amount of up to ₹ 13,000 crore (Rupees Thirteen Thousand crore only).

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. and French securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India and, upon obtaining approval for the Buyback from the equity shareholders of the Company by way of special resolution through Postal Ballot, documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. and French format and style.

Under applicable Indian laws, holders of American Depositary Shares (“ADSs”) will not be eligible to tender ADSs in the Buyback. In order for such ADS holders to participate in the Buyback, they must take certain actions in order to withdraw the Equity Shares underlying the ADSs held by them in advance of the Record Date (defined later) and become a holder of Equity Shares on the Record Date. ADS holders are advised to read Section (j) of the attached explanatory statement, “Additional Information for Holders of the Company’s American Depositary Shares,” for additional details concerning participation in the Buyback by ADS holders.

INFOSYS LIMITED

CIN : L85110KA1981PLC013115

Electronics City, Hosur Road

Bengaluru 560 100, India

T 91 80 2852 0261

F 91 80 2852 0362

investors@infosys.com

www.infosys.com

In accordance with the provisions of Sections 68(2)(b) and 110 of the Act read with Rule 22(16)(g) of the Management Rules and other applicable provisions of the Act and the Rules made thereunder, and the Articles of Association of the Company, the Company is required to obtain approval of its shareholders by way of special resolution through Postal Ballot for the Buyback. Accordingly, the Company seeks your approval for the proposed Buyback.

2.	Appointment of D. Sundaram as Independent Director:

The Board vide a resolution dated June 30, 2017 appointed D. Sundaram as an additional director of the Company with effect from July 14, 2017, pursuant to Section 161 of the Act, read with Article 43 of the Articles of Association of the Company. Pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder, the Company is required to obtain approval of its shareholders. Accordingly, the Company seeks your approval for the appointment of D. Sundaram as an Independent Director of the Company up to July 13, 2022.

3.	Appointment of Nandan M. Nilekani as Non-Executive, Non-Independent Director:

The Board vide a resolution dated August 24, 2017 unanimously approved the appointment of Nandan M. Nilekani as an additional, non-executive, non-independent director of the Company and the Chairman of the Board with effect from August 24, 2017, pursuant to Section 161 of the Act, read with Articles 41 and 43 of the Articles of Association of the Company, and his office will be subject to retirement by rotation. Pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder, the Company is required to obtain approval of its shareholders. Accordingly, the Company seeks your approval for the appointment of Nandan M. Nilekani as non-executive, non-independent director of the Company.

4.	Appointment of U. B. Pravin Rao as Managing Director:

Following the resignation of Dr. Vishal Sikka as the Managing Director and Chief Executive Officer of the Company, the Board unanimously approved the appointment of U. B. Pravin Rao as the Interim-Chief Executive Officer and Managing Director of the Company with effect from August 18, 2017, pursuant to Sections 196 and 203 of the Act. The

Company hereby seeks your approval for the appointment of U. B. Pravin Rao as the Managing Director of the Company with effect from August 18, 2017 for a period not exceeding 5 (five) years. The Board has appointed Parameshwar G. Hegde, Practicing Company Secretary, as the scrutinizer (“Scrutinizer”) for conducting the Postal Ballot / e-voting process in a fair and transparent manner.

Shareholders are requested to carefully read the instructions printed on the Postal Ballot Form and return the same duly completed in the enclosed self-addressed Business Reply Envelope so as to reach the Scrutinizer not later than 17:00 hours IST on October 7, 2017. Postage will be borne and paid by the Company. Postal Ballot Forms, if sent at the expense of the shareholders, will also be accepted. The Postal Ballot Forms may also be deposited personally at the address given on the Business Reply Envelope. Please note that, Postal Ballot Forms received after 17:00 hours IST on October 7, 2017 shall be treated as not having been received and shall be deemed invalid.

Shareholders desiring to opt for e-voting as per facilities arranged by the Company are requested to read the instructions as stated in the Notes under the section ‘Voting through Electronic Means’. Reference to postal ballot(s) in this Postal Ballot Notice include votes received electronically.

The voting instructions provided in the Postal Ballot Form are applicable for equity shareholders. ADS holders will be able to give their voting instructions through the mechanism established by the entity with whom they hold such ADSs.

The Scrutinizer will submit his report to the Chairman of the Company (the “Chairman”) or any other duly authorized person of the Company after completion of the scrutiny of the postal ballots (including e-voting). The result of the Postal Ballot (including e-voting) shall be declared by the Chairman or any other duly authorized person of the Company on or before October 9, 2017 and communicated on the same day to the stock exchanges, depository, registrar and share transfer agents and shall also be displayed on the Company’s website, www.infosys.com/investors/ and on the website of NSDL i.e. https://nsdl.co.in.

The last date of receipt of the postal ballot forms / e-voting, i.e. October 7, 2017, shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

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Resolutions

Item no. 1 -	Approval for the Buyback of Equity Shares of the Company

To consider and if thought fit, to pass, the following resolution as a Special Resolution:

RESOLVED THAT in accordance with Article 14 of the Articles of Association of the Company and the provisions of Sections 68, 69, 70 and 110 and all other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014, the Companies (Management and Administration) Rules, 2014, including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (the “Buyback Regulations”), and subject to such other approvals, permissions and sanctions as may be necessary and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities which may be agreed by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression includes any Committee constituted by the Board to exercise its powers, including the powers conferred by this resolution) and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities, the consent of the shareholders is hereby accorded for the buyback by the Company of its fully paid-up equity shares of a face value of ₹ 5/- each (“Equity Shares”) not exceeding 11,30,43,478 fully-paid-up Equity Shares, from the equity shareholders of the Company as on the Record Date, for an amount not exceeding ₹ 13,000 crore (Rupees Thirteen Thousand crore only) (hereinafter referred to as the “Buyback Offer Size”). The Buyback Offer Size does not include transaction costs, namely applicable taxes such as securities transaction tax, GST, stamp duty, filing fees, advisors’ fees, brokerage, public announcement expenses, printing and dispatch expenses and other incidental and related expenses. The Buyback Offer Size is 20.51% of the total paid-up equity capital and free reserves of the Company as per the latest audited Balance Sheet as on June 30, 2017. The Buyback offer will comprise a purchase of up to 11,30,43,478 Equity Shares, aggregating up to 4.92% of the paid-up equity share capital of the Company at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share on a proportionate basis through the “Tender Offer” route (hereinafter referred to as the “Buyback”), in accordance and consonance with the provisions contained in the Buyback Regulations, the Act, Share Capital Rules and Management Rules.

RESOLVED FURTHER THAT the Company shall implement the Buyback out of its securities premium account and other free reserves and that the Buyback shall be through the Tender Offer route in such manner as may be prescribed under the Act and the Buyback Regulations and on such terms and conditions as the Board may deem fit.

RESOLVED FURTHER THAT as required by Regulation 6 of the Buyback Regulations, the Company shall buyback Equity Shares from the equity shareholders on a proportionate basis under the Tender Offer route, provided that 15% of the number of Equity Shares which the Company proposes to buyback or the number of Equity Shares entitled as per the shareholding of small shareholders, as defined in the Buyback Regulations (“Small Shareholders”), as of the Record Date, whichever is higher, shall be reserved for Small Shareholders.

RESOLVED FURTHER THAT the Company shall implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange” notified by Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/ POLICYCELL/1/2015 dated April 13, 2015 as amended via SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, including any amendments thereof.

RESOLVED FURTHER THAT the Buyback from the equity shareholders who are residents outside India including foreign corporate bodies (including erstwhile overseas corporate bodies), foreign institutional investors / foreign portfolio investors, non-resident Indians, shareholders of foreign nationality and ADS holders with underlying Equity Shares upon withdrawal of such Equity Shares, if any, shall be subject to Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the Reserve Bank of India (“RBI”) under Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any.

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RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any shareholder to offer, or any obligation on the part of the Company or the Board to buyback any shares and / or impair any power of the Company or the Board to terminate any process in relation to such Buyback if so permissible by law.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient or proper, for the implementation of the Buyback, including but not limited to appointment of merchant bankers, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants, representatives, intermediaries, agencies, printers, advertisement agency, compliance officer as may be required, for the implementation of the Buyback; carrying out incidental documentation as also to make applications to the appropriate authorities for requisite approvals and to initiate all necessary actions for preparation and issue of various documents, opening of accounts including public announcement, letter of offer, extinguishment of share certificates and ‘Certificate of Extinguishment’ required to be filed in connection with the Buyback on behalf of the Board and such other undertakings, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to the SEBI, RBI, Government of India, U.S. Securities and Exchange Commission (“SEC”), BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) (together with BSE, the “Indian Stock Exchanges”), New York Stock Exchange (“NYSE”), Autorité des marchés financiers (“AMF”), Euronext Paris, Euronext London, Registrar of Companies, Depositories and / or other authorities.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorized to accept and make any alteration(s), modification(s) to the terms and conditions as it may deem necessary, concerning any aspect of the Buyback, in accordance with the statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the shareholders or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Item no. 2 -	Appointment of D. Sundaram as Independent Director

To consider and, if thought fit, to pass the following resolutions as Ordinary Resolution:

RESOLVED THAT D. Sundaram (DIN: 00016304), who was appointed as an Additional Director, pursuant to Section 161 of the Companies Act, 2013 and other relevant provisions of the Companies Act, 2013 and Rules made thereunder (including any statutory modification or re-enactment thereof, for the time being in force), Articles of Association of the Company, approvals and recommendations of the Nomination and Remuneration Committee, with effect from July 14, 2017, be and is hereby appointed as an Independent Director of the Company up to July 13, 2022, and that his office shall not be subject to retirement by rotation.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to or any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Item no. 3 -	Appointment of Nandan M. Nilekani as Non-Executive, Non-Independent Director

To consider and, if thought fit, to pass the following resolution as Ordinary Resolution:

RESOLVED THAT Nandan M. Nilekani (DIN: 00041245), who was appointed as an additional, non-executive, non-independent director and the Chairman of the Board, pursuant to Section 161 of the Companies Act, 2013 and other relevant provisions of the Companies Act, 2013 and Rules made thereunder (including any statutory modification or re-enactment thereof, for the time being in force), Articles of Association of the Company, approvals and recommendations of the Nomination and Remuneration Committee and the Audit Committee, with effect from August 24, 2017, be and is hereby appointed as a non-executive, non-independent director of the Company and that his office shall be subject to retirement by rotation.

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RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to or any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Item no. 4 -	Appointment of U. B. Pravin Rao as Managing Director

To consider and, if thought fit, to pass the following resolutions as Ordinary Resolution:

RESOLVED THAT, pursuant to the provisions of Sections 196, 197 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof), read with Schedule V to the Act (including any statutory modification(s) or re-enactment(s) thereof), Articles of Association of the Company, and recommendation of the Nomination and Remuneration Committee, the Audit Committee and the Board, consent of the shareholders be and is hereby accorded to appoint U. B. Pravin Rao, as the Managing Director (DIN: 06782450) of the Company with effect from August 18, 2017 for a period not exceeding 5 (five) years on the following terms:

Remuneration and Benefits: No additional remuneration will be payable to U. B. Pravin Rao for his appointment as the Managing Director of the Company.

Key Term: U. B. Pravin Rao will continue to perform his role as the Chief Operating Officer of the Company and Interim-Chief Executive Officer, along with his role as the Managing Director.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to or any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Registered office:	By order of the
Electronics City, Hosur Road	Board of Directors
Bengaluru 560 100	for Infosys Limited
India
Sd/-
Bengaluru	A. G. S. Manikantha
August 25, 2017	Company Secretary

Notes:

1.	The explanatory statement pursuant to Section 102 read with Section 110 of the Act stating all material facts and the reasons for the proposals are annexed herewith.

2.

This Postal Ballot Notice is being sent to the shareholders whose names appear on the Register of Members / List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on August 30, 2017.

3.

In connection with the dispatch of this Postal Ballot Notice to the ADS holders, the Depositary has established August 30, 2017 (the “ADS Postal Ballot Cut Off Date”) as the cut off date for determining those registered ADS holders entitled to receive the postal ballot materials and provide it with voting instructions on the postal ballot resolutions. It is anticipated that the Depositary will utilize this Postal Ballot Notice in creating its own voting instruction form for registered holders of American Depositary Receipts (“ADRs”) evidencing ADSs. The mailing agents for participants within The Depository Trust Company (“DTC”) should base the form sent to their clients on the form prepared by the Depositary when mailing to beneficial holders of ADSs.

4.

Shareholders who have registered their email IDs for receipt of documents in electronic form under the Green Initiative of the Ministry of Corporate Affairs are being sent the Postal Ballot Notice by e-mail to their email addresses registered with their Depository Participants / the Company’s Registrar and Transfer Agent. Shareholders who receive the Postal Ballot Notice by e-mail and who wish to vote through Physical Postal Ballot Form can download the same from the website of the Company (www.infosys.com/investors/). For shareholders whose email IDs are not registered, physical copies of this Postal Ballot Notice are being sent by registered post, speed post or a courier along with a postage-prepaid self-addressed Business Reply Envelope. To seek a duplicate Postal Ballot Form, please contact the Company’s Registrar and Share Transfer Agent, Karvy Computershare Private Limited, and fill in the requisite details and send the same to the Scrutinizer.

5.	Shareholders whose names appear on the Register of Members / List of Beneficial Owners as on

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August 30, 2017 will be considered for the purpose of voting. A person who is not a shareholder as on the relevant date should treat this Postal Ballot Notice for informational purposes only.

6.	Resolutions passed by the shareholders through postal ballot are deemed to have been passed as if they are passed at a General Meeting of the shareholders.

7.

Shareholders can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In cases where shareholders cast their votes through both modes, voting cast through e-voting shall be treated as valid and votes cast through the physical Postal Ballot Forms will be treated as invalid.

8.

In cases where a shareholder wishes to obtain a printed Postal Ballot Form or a duplicate, he or she may send an email to investors@infosys.com. The registrar and share transfer agent / Company shall forward the same along with postage-prepaid self-addressed Business Reply Envelope to the shareholder.

9.

The voting rights for the Equity Shares of the Company are one vote per equity share, registered in the name of the shareholder. The voting rights of the shareholders shall be in proportion to the percentage of paid-up share capital of the Company held by them, which will be determined on the basis of the paid-up value of shares registered in the name of each shareholder as on August 30, 2017. The postal ballot period commences on September 8, 2017 (09:00 hours IST) and ends on October 7, 2017 (17:00 hours IST).

10.

In compliance with Sections 108 and 110 of the Act and the Rules made thereunder, the Company has provided the facility to shareholders to exercise their votes electronically and to vote on all resolutions through the e-voting service facility arranged by NSDL. The instructions for electronic voting are annexed to this Postal Ballot Notice. Shareholders cannot exercise votes by proxy, though corporate and institutional shareholders shall be entitled to vote through their authorized representatives with proof of their authorization.

11.

Shareholders wishing to exercise their vote by physical postal ballot are requested to carefully read the instructions printed on the Postal Ballot Form and return the Postal Ballot Form duly completed and signed, in the enclosed self-

addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than the close of working hours (i.e. 17:00 hours IST) on October 7, 2017. The Postal Ballot Form should be completed and signed by the shareholder. The Scrutinizer’s decision on the validity of the Postal Ballot shall be final. As mentioned above, the postage will be borne by the Company. However, envelopes containing postal ballots, if sent by courier or registered / speed post at the expense of the shareholders, will also be accepted. Postal Ballot Forms received after 17:00 hours IST on October 7, 2017 shall be deemed invalid. Voting by Postal Ballot, in the physical form or e-voting, can be exercised only by the shareholder or his / her duly constituted attorney or in case of bodies corporate, the duly authorized person.

12.

The Scrutinizer will submit his report to the Chairman or any other person authorized by the Chairman after the completion of scrutiny, and the result of the voting by Postal Ballot will be announced by the Chairman or any director of the Company duly authorized, on or before October 9, 2017 and will also be displayed on the Company website (www.infosys.com/investors/) and on the website of NSDL (https://nsdl.co.in), and communicated to the stock exchanges, depository, registrar and share transfer agent on the said date.

13.

Shareholders can also contact Shobha Anand, Assistant General Manager at Karvy Computershare Private Limited (the Company’s Registrar and Share Transfer Agent) to resolve any grievances with regard to voting by Postal Ballot. Email id – shobha.anand@karvy.com; Phone number – 91 40 67161559

14.	This Postal Ballot Notice is also placed on the website of the Company (www.infosys.com/investors/) and on the website of NSDL at https://nsdl.co.in.

15.

The last date of receipt of the Postal Ballot Forms / e-voting i.e. Saturday, October 7, 2017, shall be the date on which the resolutions would be deemed to have been passed, if approved by the requisite majority.

16.

All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch until the last date for receipt of votes by Postal Ballot / e-voting.

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Voting through electronic means

In compliance with Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “Listing Regulations”) and Sections 108, 110 and other applicable provisions of the Act, read with the related Rules, the Company is pleased to provide e-voting facility to all its shareholders, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its shareholders.

The instructions for e-voting are as follows:

1.

Shareholders whose email addresses are registered with the depository participant(s) will receive an email from NSDL informing them of their User ID and password. Once the shareholder receives the email, he or she will need to go through the following steps to complete the e-voting process:

a.

Open email and open the PDF file titled ‘Infosys e voting.pdf’ using your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that this password is an initial password. NOTE: Shareholders already registered with NSDL for e-voting will not receive the PDF file “Infosys e voting pdf”.

b.	Launch your internet browser and type the following URL: www.evoting.nsdl.com. Click on Shareholder – Login.

c.	Enter the user ID and password (as mentioned in step 1.a or provided in the physical Postal Ballot Form). Click on Login.

d.

The Password change menu will appear. Change the password to a password of your choice. The new password should have a minimum of 8 digits / characters or a combination thereof. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential.

e.	The homepage of e-voting will open. Click on e-voting: Active Voting Cycles.

f.	Select ‘EVEN’ (E-Voting Event Number) of Infosys Limited.

g.	Now you are ready for e-voting as the ‘Cast Vote’ page opens.
h.	Cast your vote by selecting the option of your choice and click on ‘Submit’, and also remember to ‘Confirm’ when prompted.

i.	On confirmation, the message ‘Vote cast successfully’ will be displayed.

j.	After you have voted on a resolution once, you will not be allowed to modify your vote.

k.

Institutional shareholders and body corporates (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG format) of the relevant Board resolution / authorization letter, power of attorney, etc., together with attested specimen signature of the authorized signatory(ies) who is / are authorized to vote, to the Scrutinizer via email to evoting@infosys.com, with a copy marked to evoting@nsdl.co.in.

2.	For shareholders whose email IDs are not registered with Depository Participant(s) and who receive the physical Postal Ballot Forms, the following instructions may be noted:

a.	The initial user ID and password is provided at the bottom of the Postal Ballot Form.

b.	Please follow the instructions from b. to k. as mentioned in step 1 to cast your vote.

3.

In case of any queries, you may refer to the Frequently Asked Questions (FAQs) and e-voting user manual for shareholders available in the ‘Downloads’ section of www.evoting.nsdl.com. Shareholders can also contact Amit Vishal, Senior Manager, NSDL to resolve any grievances with regard to e-voting. Contact number- 022-24994360; Email id- AmitV@nsdl.co.in

4.

Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the ‘Forgot User Details / Password’ option available on the site to reset the password.

5.	If you are already registered with NSDL for e-voting, then you can use your existing user ID and password for casting your vote.

NOTE: Shareholders who forgot the User Details/ Password can use “Forgot User Details / Password?” or “Physical User Reset Password?” option available on www.evoting.nsdl.com

In case shareholders are holding shares in demat mode, user ID is the combination of DPID + Client ID.

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In case shareholders are holding shares in physical mode, user ID is the combination of EVEN No + Folio No.

6.

The e-voting period commences on September 8, 2017 (09:00 hours IST) and ends on October 7, 2017 (17:00 hours IST). During this period, shareholders of the Company holding shares either in physical form or in dematerialized form, as on the relevant date i.e. August 30, 2017, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter.

Once the vote on a resolution is cast by a shareholder, he or she will not be allowed to change it.

7.

The voting rights of shareholders shall be in proportion to their share of the paid-up equity share capital of the Company as on the relevant date i.e. August 30, 2017. Voting rights in the Postal Ballot / e-voting cannot be exercised by a proxy, though corporate and institutional shareholders shall be entitled to vote through their authorized representatives with proof of their authorization.

Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item no. 1 -	Approval for the Buyback of Equity Shares of the Company

The Board, in its meeting on April 13, 2017, reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. The key aspects of the Capital Allocation Policy are:

1.

The Company’s earlier policy was to pay dividends of up to 50% of post-tax profits of the financial year. Effective from financial year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding financial year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Dividend payout includes dividend distribution tax;

2.

In addition to the above, the Board had identified an amount of up to ₹ 13,000 crore (approximately US$ 2 billion based on USD / INR exchange rate as on March 31, 2017) to be paid out to shareholders during financial year 2018, in such manner (including by way of dividend and / or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

In line with the above Capital Allocation Policy and with an objective of enhancing shareholder returns, the Board at its meeting held on August 19, 2017 has approved the proposal for recommending Buyback of

Equity Shares as contained in the resolution in this Postal Ballot Notice. Given the significant shareholding of U.S. residents by way of ADSs and Equity Shares, it was necessary for the Company to seek and obtain exemptive relief from the U.S. Securities and Exchange Commission (“SEC”) on certain aspects of the tender offer procedures, due to conflicting regulatory requirements between Indian and U.S. laws for tender offer buybacks, and the same has been obtained. Since the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Act, it is necessary to obtain the consent of the shareholders of the Company, to the Buyback, by way of a Special Resolution. Further, as per Section 110 of the Act read with Rule 22(16) (g) of the Companies (Management and Administration) Rules, 2014, the consent of the shareholders of the Company to the Buyback is required to be obtained by means of postal ballot. Accordingly, the Company is seeking your consent for the aforesaid proposal as contained in the Special Resolution. Requisite details relating to the Buyback are given below:

a)	Objective of the Buyback

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs in the medium term and for returning surplus funds to the shareholders in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

i.	The Buyback will help the Company to return surplus cash to its shareholders, in proportion to

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their shareholding, thereby, enhancing the overall returns to shareholders;

ii.	The Buyback is generally expected to improve return on equity and earnings per share by reduction in the equity base, thereby leading to long term increase in shareholders’ value;

iii.

The Buyback, which is being implemented through the Tender Offer route would involve allocating to the Small Shareholders the higher of: (a) the number of shares entitled per their shareholding; or (b) 15% of the number of shares to be bought back, as per Regulation 2(1)(Ia) of the Buyback Regulations. The Company believes that this reservation for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”;

iv.

The Buyback gives an option to the shareholders of the Company, either to participate and get cash in lieu of Equity Shares to be accepted under the Buyback offer or not to participate and get a resultant increase in their percentage shareholding in the Company post the Buyback offer, without additional investment.

b)	Method to be adopted for the Buyback

The Buyback shall be on a proportionate basis (subject to the reservation for Small Shareholders), from all the shareholders holding Equity Shares of the Company as on the record date through the “Tender Offer” route, as prescribed under the Buyback Regulations. The Buyback will be implemented in accordance with the Act, Share Capital Rules and the Buyback Regulations, to the extent applicable and on such terms and conditions as may be deemed fit by the Company.

As required under the Buyback Regulations, the Company will announce a record date (the “Record Date”) for determining the names of the shareholders holding Equity Shares of the Company who will be eligible to participate in the Buyback. The Record Date is expected to be on or after October 25, 2017.

In due course, each shareholder, holding Equity Shares as on the Record Date, will receive a letter of offer (the “Letter of Offer”) along with a tender / offer form indicating the entitlement of the shareholder for participating in the Buyback.

The Equity Shares to be bought back as a part of the buyback is divided in two categories:

i.	Reserved category for Small Shareholders; and

ii.	General category for all other shareholders.

As defined in Regulation 2(1)(la) of the Buyback Regulations, a “small shareholder” is a shareholder who holds equity shares having market value, on the basis of closing price on the stock exchange having the highest trading volume as on the Record Date, of not more than ₹ 2,00,000/- (Rupees Two Lakh only).

Based on the holding of Equity Shares on the Record Date, the Company will determine the entitlement of each shareholder to tender their shares in the Buyback. This entitlement for each shareholder will be calculated based on the number of Equity Shares held by the respective shareholder as on the Record Date and the ratio of Buyback applicable in the category to which such shareholder belongs. In order to ensure that the same shareholder with multiple demat accounts / folios does not receive a higher entitlement under the Small Shareholder category, the Company proposes to club together the equity shares held by such shareholders with a common Permanent Account Number (“PAN”) for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the equity shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical and where the PANs of all joint shareholders are not available, the Company will check the sequence of the names of the joint holders and club together the equity shares held in such cases where the sequence of the PANs and name of joint shareholders are identical. The shareholding of institutional investors like mutual funds, pension funds / trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these equity shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar and Transfer Agent as per the shareholder records received from the Depositories.

Shareholders’ participation in Buyback will be voluntary. Shareholders holding Equity Shares can choose to participate and get cash in lieu of shares to be accepted under the Buyback or they may choose not to participate and enjoy a resultant increase in their percentage shareholding, post Buyback, without additional investment.

Under the Buyback Regulations, the Buyback must remain open for a fixed period of 10 working days following commencement (the “Tendering Period”).

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During the Tendering Period, all eligible shareholders who wish to participate in the Buyback must tender their Equity Shares through their stock broker using the separate acquisition window that is created on BSE and NSE, BSE being the designated stock exchange. A shareholder may withdraw tendered Equity Shares during the Tender Period. Upon closing of the Buyback, the transfer agent and the Company will finalize the allocation to each eligible shareholder who validly tendered Equity Shares.

A shareholder may tender less than, equal to or greater than such shareholder’s entitlement. All shareholders, regardless of whether such shareholders are Small Shareholders or general shareholders, who tender up to their respective entitlement will have their Equity Shares accepted. Shareholders holding Equity Shares of the Company may also have the option of tendering additional shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other shareholders, if any. The maximum number of Equity Shares that can be tendered under the Buyback by any shareholder cannot exceed the number of Equity Shares held by such shareholder as on the Record Date.

The Equity Shares tendered will be accepted as per the procedure laid down in Buyback Regulations. The settlement of the tenders under the Buyback is expected to be done using the “Mechanism for acquisition of shares through Stock Exchange” notified by SEBI vide circular CIR/ CFD/POLICYCELL/1/2015 dated April 13, 2015 as amended by circular no. CFD/DCR2/ CIR/P/2016/131 dated December 9, 2016, including any amendments thereof. All purchases pursuant to the Buyback will be paid for in Indian Rupees, including holders of Equity Shares who are resident outside India. The Buyback Regulations require that payment for tendered Equity Shares be made within seven working days of the closure of the Buyback offer. The Equity Shares validly tendered and purchased by the Company will be extinguished within seven days of the last date of completion of the Buyback.

Participation in the Buyback by shareholders may have several tax implications in India and in their country of residence. The transaction of Buyback would also be chargeable to securities transaction tax in India. The shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback. Please refer to www.infosys.com/share-buy-back/ for tax related information for participation in the Buyback.

Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant time table will be included in the Letter of Offer which will be sent in due course to the shareholders holding Equity Shares of the Company as on the Record Date.

SPECIAL NOTE FOR ADS HOLDERS – ACTION REQUIRED TO PARTICIPATE IN THE BUYBACK:

ADS holders will not be eligible to tender ADSs in the Buyback. However, consistent with disclosures previously made in the Company’s Form 20-F and in the Prospectuses in connection with the offering and / or listing of ADSs, ADS holders can participate in the Buyback if such ADS holders cancel their respective ADSs and withdraw the underlying Equity Shares to become equity shareholders of the Company as on the Record Date. Therefore, to participate in the Buyback, ADS holders need to submit their desired number of ADSs to Deutsche Bank Trust Company Americas, as ADR depositary (the “Depositary”) for cancellation sufficiently prior to the Record Date and withdraw the underlying Equity Shares such that they are holding Equity Shares as of the Record Date. In order to hold Equity Shares, holders of ADSs will need to establish a brokerage account in India prior to the Record Date to receive the Equity Shares underlying the ADSs that are withdrawn from the ADS facility. See Section (j) below entitled “Additional Information for Holders of Company’s American Depositary Shares” for additional details concerning participation in the Buyback by ADS holders, including the process by which ADS holders can re-deposit into the depositary facility any Equity Shares that are withdrawn and not tendered in the Buyback or, if tendered, are not accepted in the Buyback.

c)	Maximum amount of funds required under the Buyback and the sources of funds from which the Buyback would be financed

The maximum amount of funds required for the Buyback will not exceed ₹ 13,000 crore (Rupees Thirteen Thousand crore only) excluding transaction costs namely applicable taxes such as securities transaction tax, GST, stamp duty, filing fees, advisors fees, brokerage, public announcement expenses, printing and dispatch expenses and other incidental and related expenses, being 20.51% of fully-paid-up equity share capital and free reserve which is not exceeding 25% of the aggregate of the fully-paid-up equity share capital and free reserves of the Company as per the latest audited Balance Sheet as on June 30, 2017.

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The funds for the implementation of the proposed Buyback will be sourced out of the free reserves of the Company (including securities premium account) or such other source as may be permitted by the Buyback Regulations and the Act.

Borrowings from Banks and Financial Institutions, if any, will not be used for the Buyback.

d)	The Buyback Price and the basis of arriving at the Buyback Price

The Equity Shares of the Company are proposed to be bought back at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share (“Buyback Price”). The Buyback Price has been arrived at after considering various factors including, but not limited, to the trends in the volume weighted average market prices of the Equity Shares on the BSE and the NSE where the Equity Shares are listed, the net worth of the Company, price earnings ratio, impact on other financial parameters and the possible impact of Buyback on the earnings per Equity Share.

The Buyback Price represents:

(i)

Premium of 19.08% and 18.70% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation to the stock exchanges of the Board Meeting to consider the proposal of the Buyback.

(ii)

Premium of 17.73% and 17.92% over the closing price of the Equity Shares on BSE and NSE, respectively, as on August 16, 2017, the date of intimation to the stock exchanges of the Board Meeting to consider the proposal of the Buyback.

The Company confirms that as required under Section 68(2) (d) of the Act, the ratio of the aggregate of secured and unsecured debts owed by the Company after the Buyback will not be more than twice the paid-up capital and its free reserves as on June 30, 2017.

e)	Maximum number of shares that the Company proposes to buyback and the time limit for completing the Buyback

The Company proposes to buyback up to 11,30,43,478 Equity Shares of face value of ₹ 5/- each of the Company. The Buyback is proposed to be completed within 12 months from the date of Special Resolution approving the proposed Buyback.

f)	Compliance with Section 68(2)(c) of the Act

The aggregate paid-up equity share capital and free reserves as per the latest audited Balance Sheet as on June 30, 2017 on a standalone and consolidated basis is ₹ 63,386 crore and ₹ 67,413 crore, respectively. Under the provisions of the Act, the funds deployed for the Buyback cannot exceed 25% of the total paid-up standalone equity share capital and free reserves of the Company i.e. ₹ 15,847 crore. The maximum amount proposed to be utilized for the Buyback is ₹ 13,000 crore (Rupees Thirteen Thousand crore only) and is therefore within the limit of 25% of the Company’s standalone total paid-up equity capital and free reserves as per the latest audited Balance Sheet as at June 30, 2017. Further, under the Act, the number of Equity Shares that can be bought back in any financial year cannot exceed 25% of the total paid-up equity capital of the Company in that financial year. Accordingly, the maximum number of Equity Shares that can be bought back in the current financial year is 57,42,36,166 Equity Shares. Since the Company proposes to buyback up to 11,30,43,478 Equity Shares, the same is within the aforesaid 25% limit.

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g)	The aggregate shareholding of the Promoters, the directors of the Promoter where Promoter is a Company and of Directors and Key Managerial Personnel of the Company as on the date of this Postal Ballot Notice:

1. The aggregate shareholding of the Promoters:

S. No.	Name	No. of Equity Shares held	Shareholding Percentage (%)
1.	Sudha Gopalakrishnan	4,91,78,500	2.14
2.	Rohan Murty	3,17,99,128	1.38
3.	S. Gopalakrishnan	2,16,26,904	0.94
4.	Nandan M. Nilekani	2,13,83,480	0.93
5.	Akshata Murty	2,04,25,648	0.89
6.	Asha Dinesh	2,01,89,928	0.88
7.	Sudha N. Murty	1,80,58,640	0.79
8.	Rohini Nilekani	1,80,04,696	0.78
9.	Dinesh Krishnaswamy	1,69,86,148	0.74
10.	Shreyas Shibulal	1,46,79,855	0.64
11.	Shruti Shibulal	1,36,87,696	0.60
12.	S. D. Shibulal	88,28,844	0.38
13.	N. R. Narayana Murthy	87,18,688	0.38
14.	Nihar Nilekani	66,63,240	0.29
15.	Janhavi Nilekani	66,63,164	0.29
16.	Kumari Shibulal	54,94,176	0.24
17.	Deeksha Dinesh	40,00,000	0.17
18.	Divya Dinesh	40,00,000	0.17
19.	Meghana	24,17,464	0.11
	Total	29,28,06,199	12.75

2. The aggregate shareholding of the directors of the Promoter where Promoter is a Company:

The Company does not have any corporate promoters.

3. The aggregate shareholding of the Directors and Key Managerial Personnel of the Company:

S. No.	Name	Designation	No. of Equity Shares held	Shareholding Percentage (%)
1.	Nandan M. Nilekani	Non-Executive Chairman	2,13,83,480	0.93
2.	D. N. Prahlad	Independent Director	11,51,720	0.05
3.	U. B. Pravin Rao	Interim-Chief Executive Officer and Managing Director	5,55,520	0.02
4.	M. D. Ranganath	Chief Financial Officer	9,256	–
5.	Kiran Mazumdar-Shaw	Independent Director	800	–
6.	A.G. S. Manikantha	Company Secretary	80	–
7.	D. Sundaram	Independent Director	Nil	Nil
8.	Dr. Punita Kumar-Sinha	Independent Director	Nil	Nil
9.	Roopa Kudva	Independent Director	Nil	Nil
10.	Ravi Venkatesan	Independent Director	Nil	Nil
11.	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	Nil	Nil
12.	Krishnamurthy Shankar	Executive Vice President and Group Head, HRD	Nil	Nil
13.	Mohit Joshi	President	Nil	Nil
14.	Rajesh K. Murthy	President	Nil	Nil
15.	Ravi Kumar S.	Deputy Chief Operating Officer	Nil	Nil

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4.

No Equity Shares of the Company have been purchased / sold by any shareholder of the Promoter / Promoter Group, Directors and Key Managerial Personnel of the Company during the period from 6 months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Postal Ballot Notice, except for the following transactions:

S. No.	Name	No. of Equity Shares	Nature of Transaction	Date of Transaction	Price
1.	Inderpreet Sawhney(1)	400	Sale	March 30, 2017	₹	1,034.70 per Equity Share
2.	Dr. Vishal Sikka(2)	15,785	Exercise of RSU	(3) August 21, 2017		(4) ₹ 5 per Equity Share
3.	Dr. Vishal Sikka(2)	30,175	Exercise of RSU	August 1, 2017		(4) ₹ 5 per Equity Share
4.	Dr. Vishal Sikka(2)	24,812	Exercise of RSU	June 22, 2017		(4) ₹ 5 per Equity Share

(1)	Inderpreet Sawhney joined the Company effective July 3, 2017.
(2)	Dr. Vishal Sikka ceased to be Director of the Company effective August 24, 2017.
(3)	The Restricted Stock Unit (RSU’s) vested on August 21, 2017 and subsequently Dr. Vishal Sikka has exercised the same.
(4)

RSUs have been exercised at par value of equity shares of ₹ 5 each, in accordance with the 2015 Stock Incentive Compensation Plan and the shares have been transferred from the Infosys Employee Benefit Trust.

5.

In terms of the Buyback Regulations, under the Tender Offer route, the Promoters of the Company have an option to participate in the Buyback. In this regard, the Promoters of the Company have expressed their intention via their letters dated August 24, 2017 and August 25, 2017, to participate in the Buyback and may tender upto a maximum of 1,77,29,998 Equity Shares as mentioned in the table below or such lower number of Equity Shares in compliance with the Buyback Regulations / terms of the Buyback. Please see below the maximum number of Equity Shares intended to be tendered by each of the Promoters:

S. No.	Name of the Promoter	Maximum Number of Equity Shares intended to be offered
1.	Sudha Gopalakrishnan	15,00,000
2.	Rohan Murty	17,99,128
3.	S. Gopalakrishnan	7,00,000
4.	Nandan M. Nilekani	21,00,000
5.	Akshata Murty	20,00,000
6.	Asha Dinesh	14,00,000
7.	Sudha N. Murty	9,00,000
8.	Rohini Nilekani	18,00,000
9.	Dinesh Krishnaswamy	10,00,000
10.	Shreyas Shibulal	10,27,590
11.	Shruti Shibulal	Nil
12.	S. D. Shibulal	Nil
13.	N. R. Narayana Murthy	7,18,688
14.	Nihar Nilekani	9,00,000
15.	Janhavi Nilekani	10,00,000
16.	Kumari Shibulal	3,84,592
17.	Deeksha Dinesh	2,50,000
18.	Divya Dinesh	2,50,000
19.	Meghana	Nil
	Total	1,77,29,998

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6.	The details of the date and price of acquisition of the Equity Shares that the Promoters intend to tender are set out below:

(i)	Sudha Gopalakrishnan

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
June 18, 2015	Bonus	15,00,000	5.00	0.00	–

(ii) Rohan Murty
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 3, 2004	Bonus	17,99,128	5.00	0.00	–

(iii) S. Gopalakrishnan
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
June 18, 2015	Bonus	7,00,000	5.00	0.00	–

(iv) Nandan M. Nilekani
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 15, 2006	Bonus	21,00,000	5.00	0.00	–

(v) Akshata Murty
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 15, 2006	Bonus	20,00,000	5.00	0.00	–

(vi) Asha Dinesh
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	14,00,000	5.00	0.00	–

(vii) Sudha N. Murty
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 15, 2006	Bonus	9,00,000	5.00	0.00	–

(viii) Rohini Nilekani
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 15, 2006	Bonus	15,01,174	5.00	0.00	–
December 4, 2014	Bonus	2,98,826	5.00	0.00	–
Total		18,00,000

(ix) Dinesh Krishnaswamy
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	10,00,000	5.00	0.00	–

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(x) Shreyas Shibulal
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	10,27,590	5.00	0.00	–

(xi) N. R. Narayana Murthy
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 3, 2004	Bonus	1,64,836	5.00	0.00	–
July 15, 2006	Bonus	5,53,852	5.00	0.00	–
Total		7,18,688

(xii) Nihar Nilekani
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 3, 2004	Bonus	7,14,905	5.00	0.00	–
July 15, 2006	Bonus	1,85,095	5.00	0.00	–
Total		9,00,000

(xiii) Janhavi Nilekani
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 3, 2004	Bonus	7,14,897	5.00	0.00	–
July 15, 2006	Bonus	2,85,103	5.00	0.00	–
Total		10,00,000

(xiv) Kumari Shibulal
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	3,84,592	5.00	0.00	–

(xv) Deeksha Dinesh
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	2,50,000	5.00	0.00	–

(xvi) Divya Dinesh
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	2,50,000	5.00	0.00	–

h)

The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

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i)	The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion:

i.

That immediately following the date of the Board meeting held on August 19, 2017 and the date of passing of the shareholders’ resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts;

ii.

That as regards the Company’s prospects for the year immediately following the date of the Board meeting held on August 19, 2017 as well as the year immediately following the date of passing of the shareholders’ resolution approving the Buyback, and having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources, which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on August 19, 2017 as also from the date of the Postal Ballot Resolution;

iii.

In forming its opinion aforesaid, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Act, and the Insolvency and Bankruptcy Code, 2016 (to the extent notified and in force).

j)	Additional Information for Holders of the Company’s American Depositary Shares

i.	Withdrawal of Equity Shares Underlying ADSs: Establishing an Indian Brokerage Account.

ADS holders will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become holders of Equity Shares as of the Record Date. They, therefore, need to (i) apply for and obtain a PAN from the Indian Income Tax Department to allow them to directly hold Equity Shares, (ii) establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive Equity Shares in electronic dematerialized form (an “Indian Brokerage Account”) prior to the Record Date, (iii) submit their desired number of ADSs to the Depositary for cancellation along with proper cancellation instructions in each case sufficiently in advance of the Record Date (which Record Date is expected to be on or after October 25, 2017, provided the Buyback is approved by the shareholders) and withdraw the underlying Equity Shares such that they are holding Equity Shares of the Company as of the Record Date, and (iv) tender into the Buyback any or all such withdrawn Equity Shares in accordance with the terms of the Buyback when the Tendering Period for the Buyback commences.

Each ADS holder who wishes to cancel their ADSs and receive the Equity Shares represented thereby will be responsible for setting up its own Indian Brokerage Account, including providing any necessary documentation and incurring any fees, charges and expenses in connection therewith. ADS holders may contact any BSE and NSE registered stock broker for this purpose.

ADS holders can apply for a PAN with the Indian Income Tax Department through an online Form 49A at https://www.onlineservices.nsdl.com/paam/ endUserRegisterContact.html, and following the instructions set forth therein. The process for obtaining a PAN includes, among other things, physical mailing of documentation to and from the Income Tax Department. Accordingly, ADS holders who may wish to participate in the Buyback are encouraged to apply for a PAN as soon as possible after the date of this Postal Ballot Notice.

The Company has been advised that the time for establishing an Indian Brokerage Account (including obtaining a PAN and completing necessary “know your customer” and other documentation) typically takes 21-35 days but ultimately depends on various factors, including the time to complete the requisite documentation, verification of the documentation and governmental agency response time. The Company has been further advised that ADS holders who have established an Indian Brokerage Account, delivered their desired number of ADSs to the Depositary for cancellation and provided the Depositary with

16 | Postal Ballot Notice

proper Equity Share delivery instructions would typically receive Equity Shares underlying their ADSs within 2 to 3 business days after their ADSs have been cancelled (but ADS holders are advised to allow additional time to ensure that such withdrawal and delivery is completed prior to the Record Date). Keeping in view the aforementioned timelines and that the Record Date is expected to be on or after October 25, 2017 (provided the Buyback is approved by the shareholders), ADS holders have approximately 45-50 days from the date of this Postal Ballot Notice being publicly available to take such steps (including establishing an Indian Brokerage Account, obtaining a PAN from the Indian authorities and withdrawing Equity Shares underlying their ADSs) as may be required to hold Equity Shares as on the Record Date. Accordingly, ADS holders who may wish to participate in the Buyback are encouraged to commence the process to obtain a PAN and establish an Indian Brokerage Account as soon as possible after the date of this Postal Ballot Notice.

A registered ADS holder (“Registered ADS Holder”) may surrender such ADSs to the Depositary for cancellation along with a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to an Indian Brokerage Account designated by such Registered ADS Holder (such order being the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee (“Street Name ADS Holders”) must request such bank, broker or other nominee to surrender the ADSs to be cancelled and provide the Depositary with the Withdrawal Order. The Depositary has agreed to waive the ADS cancellation fee that would otherwise be payable in connection with the Buyback. Registered ADS Holders should contact the Depositary directly to effect a cancellation of their ADSs; Street Name ADS Holders should contact their bank, broker or other nominee for information on how to effect a cancellation of their ADSs.

ADS holders who cancel any ADSs and withdraw the underlying Equity Shares, such that they become holders of Equity Shares as of the Record Date will then be allocated an entitlement that is dependent on the number of Equity Shares held as of the Record Date.

ADS holders are reminded that the Depositary will not assist ADS holders or other persons in establishing Indian Brokerage Accounts, applying for or obtaining a PAN or any other matter other than making delivery of the Equity Shares underlying cancelled ADSs to the account designated by the holder of the ADSs being cancelled.

ii.	Re-Deposit of Withdrawn Equity Shares.

Equity Shares trade on the NSE and the BSE and cannot be traded on the NYSE, Euronext Paris or Euronext London. There is no guarantee that any ADS holder who submits ADSs for cancellation and withdrawal of the underlying Equity Shares will have any or all of such Equity Shares accepted in the Buyback. The Company has received an intimation from the SEBI that the Depository Receipt Scheme, 2014 issued by the Government of India is presently in vogue. In terms of the scheme, the conversion of ADSs into Equity Shares and vice versa is available to the Company. Accordingly, the re-deposit of the withdrawn Equity Shares against the creation of ADS will be in accordance with the provisions of the Depository Scheme, 2014 and the terms of the ADSs. If an ADS holder withdraws Equity Shares underlying his or her ADSs after the ADS Postal Ballot Cut Off Date, and prior to the last date of the Tendering Period, such ADS holder will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, and receive in return ADSs representing such re-deposited Equity Shares if such ADS holder has such Equity Shares delivered to the Custodian for the Depositary (along with ADS issuance instructions) on or prior to 30 days after expiration of the Tendering Period. The Depositary has agreed to waive the ADS issuance fee that would otherwise be payable in connection with the issuance of ADSs representing such re-deposited Equity Shares during such 30-day period.

Withdrawn Equity Shares for which the aforementioned re-deposit does not occur and / or instruction is not given within such 30-day period, as well as Equity Shares withdrawn prior to the ADS Postal Ballot Cut Off Date or after the last day of the Tendering Period, may only be

Postal Ballot Notice | 17

re-deposited against the creation of ADSs to the extent a specified maximum number of outstanding ADSs would not be exceeded. Accordingly, the Company cannot assure ADS holders that such Equity Shares will be able to be re-deposited against the creation of ADSs. In addition, in these circumstances, the ADS issuance fee would not be waived with respect to the issuance of ADSs representing such Equity Shares.

iii.	Buyback Price and Foreign Exchange Considerations.

The Buyback Price is a 17.05% premium to the volume weighted average price of an ADS on the NYSE for the 3 months preceding the date of the notice to the Indian Stock Exchanges of the board meeting to consider the proposal of the Buyback; i.e., August 16, 2017 (being August 15, 2017 in the U.S. as a result of different time zones). The Buyback Price is a 15.56% premium over the closing price of the ADS on the NYSE, as on the date of the notice to the Indian Stock Exchanges of the board meeting to consider the proposal of the Buyback; i.e., August 16, 2017 (being August 15, 2017 in the U.S. as a result of different time zones). The Buyback Price will be paid in Indian rupees. These amounts are based on the exchange rate of ₹ 64.2428/US$ as published by the Reserve Bank of India on August 16, 2017. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback Price and Buyback amount. ADS holders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

The Buyback Price is a 5.22% premium to the last traded price of an ADS on Euronext Paris on April 4, 2017, being the date on which the last trade was undertaken on Euronext Paris prior to the date of intimation to the stock exchanges of the Board Meeting to consider the proposal of the Buyback. The Buyback Price will be paid in Indian rupees. These amounts are based on the exchange rate of ₹ 75.3761/Euro as published by the Reserve Bank of India on August 16, 2017. Fluctuations in the exchange rate between the Indian rupee and the Euro will affect the Euro equivalent of the Buyback Price and Buyback amount. ADS holders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

iv.	Tax and Regulatory Considerations.

The withdrawal of Equity Shares underlying ADSs, the re-deposit of Equity Shares not tendered or not accepted in the Buyback against the creation of ADSs, and the sale in the Buyback of Equity Shares withdrawn may have various tax implications in India, the United States, France and other jurisdictions that differ from, and may be substantially more onerous than, those that would be applicable to sales of ADSs on the NYSE or Euronext Paris. Such tax implications could vary depending on several factors, including the period of holding the securities, the residential status of the holder, the classification of the holder, the nature of the income earned, etc.

India

Withdrawal and Re-Deposit of Equity Shares by ADS Holders. While there are arguments in favour that withdrawal of Equity Shares underlying ADSs should not be subject to Indian capital gains tax, this view is not free from doubt as the law is not very clear on this aspect. In addition, because of the very limited precedent, whether the re-deposit of Equity Shares against the creation of ADSs is subject to Indian taxation is particularly unclear. The Company cannot assure ADS holders that tax will not be imposed or whether the bank, broker or other nominee in India with whom individual ADS holders establish an Indian Brokerage Account will withhold taxes in connection with the re-deposit of such Equity Shares. In light of the foregoing, ADS holders are advised to consult their legal, financial and tax advisors and the bank, broker or other nominee in India with whom they intend to establish an Indian Brokerage Account to understand the potential implications of a withdrawal and re-deposit of Equity Shares prior to their making a request to the Depositary to effect the withdrawal of the Equity Shares underlying their respective ADSs.

In addition to the foregoing Indian taxation considerations, ADS holders should consider potential taxation under the laws of their country of residency and other jurisdictions in which they may be subject to taxation arising out of the withdrawal and re-deposit of Equity Shares.

18 | Postal Ballot Notice

United States

Withdrawal and Re-Deposit of Equity Shares by ADS Holders. For U.S. federal income tax purposes, ADS holders generally will be treated as the owners of Equity Shares underlying such ADSs. Accordingly, withdrawing Equity Shares underlying ADS and re-depositing Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback generally will not be subject to U.S. federal income tax. For further information on the U.S. federal income tax consequences relevant to U.S. holders (as defined therein) of ADSs and / or Equity Shares, please see the Company’s Form 20-F.

Tendering Equity Shares in the Buyback. Important information on the tax treatment relevant to tendering Equity Shares in the Buyback will be set forth in a Form 6-K to be furnished by the Company with the SEC on or about the date of this Postal Ballot Notice, as well as in the Letter of Offer to be distributed with respect to the Buyback. ADS holders are advised to review such tax considerations prior to their making a request to the Depositary to effect the withdrawal of the Equity Shares underlying their respective ADSs.

EACH ADS HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF WITHDRAWING AND RE-DEPOSITING EQUITY SHARES, AS WELL AS THE TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

Please refer to www.infosys.com/share-buy-back/ for tax related information for participation in the Buyback.

v. Further Information

ADS holders are advised to consult their own legal, financial and tax advisors prior to surrendering their ADSs for cancellation, requesting that the Depositary effect withdrawal of Equity Shares, and / or participating in the Buyback, including, without limitation, advice related to any related regulatory approvals and other tax considerations, including those in India, U.S., France and other relevant jurisdictions.

ADS holders who require additional information on participation of ADS holders in the Buyback should contact the bank, broker or other nominee utilized in setting up their Indian Brokerage Account.

ADS holders who require additional information on surrendering their ADSs for cancellation and withdrawal of the Equity Shares represented thereby should contact the entity with whom they hold their ADSs.

k)	Additional Information Pursuant to U.S. Law

The Buyback for the outstanding Equity Shares of the Company described herein has not yet been approved by the Company’s shareholders and, accordingly, has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. If the Buyback is approved by the Company’s shareholders, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the SEC by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

l)	Additional Information Pursuant to French Law

The Buyback for the outstanding Equity Shares of the Company described herein has not yet been approved by the Company’s shareholders and, accordingly, has not yet commenced. This communication is provided for informational purposes and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or

Postal Ballot Notice | 19

otherwise. The Company intends to make public in France a statutory press release submitted to appreciation of the Autorité des marchés financiers in accordance with article 231-24 of the Règlement général de l’Autorité des marchés financiers. Such statutory press release would be distributed in accordance with the provisions of article 221-3 of the Règlement général de l’Autorité des marchés financiers and would be made available on the Company’s website at www.infosys.com/share-buy-back/. The Company’s security holders are advised to read this Postal Ballot Notice, any statutory press release made public by the Company in accordance with article 231-24 of the Règlement général de l’Autorité des marchés financiers and any other documents relating to the Buyback that are disclosed by the Company in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) for free from the Company’s Investor Relations department at sharebuyback@infosys.com.

m)	Additional Information Pursuant to U.K. Law

The Buyback for the outstanding Equity Shares of the Company referenced in the resolutions described herein has not yet been approved by the Company’s shareholders, and, accordingly has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company buyback or otherwise. If any such offer or solicitation was made, an announcement would be made to the public in accordance with applicable law and regulation.

The Company’s security holders should read the documents they receive in relation to the Buyback carefully. Certain of the statements contained herein are forward looking, and by their nature involve a number of risks, uncertainties and assumptions which may materially affect the outcome of the Buyback.

n)	Report addressed to the Board by the Company’s Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency

The text of the Report dated August 19, 2017 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

The Board of Directors

Infosys Limited

Plot No. 44, Hosur Main Road,

Electronics City,

Bengaluru

Karnataka – 560 100

20 | Postal Ballot Notice

Dear Sir / Madam,

Sub: Statutory Auditor’s Report in respect of proposed buyback of equity shares by Infosys Limited (the “Company”) in terms of the clause (xi) of Part A of Schedule II of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (as amended) (“Buyback Regulations”).

1.	This Report is issued in accordance with the terms of our engagement letter dated July 6, 2017.

2.

The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its meeting held on August 19, 2017 in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013 (the “Act”) and the Buyback Regulations. We have been requested by the Management of the Company to provide a report on the accompanying statement of permissible capital payment (including premium) (‘Annexure A’) as at June 30, 2017 (hereinafter referred to as the “Statement”). This statement has been prepared by the Management, which we have initialled for the purposes of identification only.

Management’s Responsibility

3.

The preparation of the Statement in accordance with Section 68 (2)(c) of the Companies Act, 2013 and the compliance with the Buyback Regulations, is the responsibility of the Management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor’s Responsibility:

4.	Pursuant to the requirement of the Buyback Regulations, it is our responsibility to provide a reasonable assurance:

i.	whether we have inquired into the state of affairs of the Company in relation to the audited standalone financial statements as at June 30, 2017;

ii.

if the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited standalone financial statements as at June 30, 2017 in accordance with Section 68(2) of the Companies Act, 2013; and

iii.

if the Board of Directors of the Company, in their meeting held on August 19, 2017 have formed the opinion as specified in Clause (x) of Part A of Schedule II to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

5.

The standalone financial statements referred to in paragraph 4 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated July 14, 2017. We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

6.

We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

7.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements

Postal Ballot Notice | 21

Opinion

8.	Based on enquiries conducted and our examination as above, we report that:

a.

We have enquired into the state of affairs of the Company in relation to its audited standalone financial statements as at and for the period ended June 30, 2017 which has been approved by the Board of Directors of the Company on July 14, 2017;

b.

The amount of permissible capital payment (including premium) towards the proposed buyback of equity shares as computed in the Statement attached herewith, is properly determined in our view in accordance with Section 68 (2) (c) of the Act. The amounts of share capital and free reserves have been extracted from the audited standalone financial statements of the Company as at and for the period ended June 30, 2017.

c.

The Board of Directors of the Company, in their meeting held on August 19, 2017 have formed their opinion as specified in clause (x) of Part A of Schedule II to the Buyback Regulations, on reasonable grounds and that the Company, having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board meeting resolution dated August 19, 2017, and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

Restriction on Use

9.

This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act, 2013 and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, draft letter of offer, letter of offer and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers, each for the purpose of extinguishment of equity shares and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

Sd/-

P. R. Ramesh

Partner

Membership No. 70928

August 19, 2017

Mumbai

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Annexure A - Statement of permissible capital payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with section 68(2)(c) of the Companies Act, 2013 (“the Act”) based on audited standalone financial statements as at and for the period ended June 30, 2017:

(In ₹ crore)
Particulars	Amount
Paid-up Equity Share Capital as at (A)	1,148
Free Reserves as at June 30, 2017
Retained earnings*	47,559
Share Premium Account	2,210
General reserve	12,469

Total Free Reserves (B)	62,238

Total (A + B)	63,386

Maximum amount permissible for the buyback i.e. 25% of total paid-up equity capital and free reserves	15,847

*	Net of re-measurement loss on defined benefit plan of ₹ 31 crore

For Infosys Limited

Sd/-

M. D. Ranganath

Chief Financial Officer

August 19, 2017

o)	General obligations of the Company as per the provisions of the Buyback Regulations and the Act:

i.

The Company shall not issue fresh shares or other specified securities (including employee stock options / incentives) till the date of closure of the Buyback, whether by way of bonus issue or in the discharge of subsisting obligations, such as conversion of convertible loans, convertible instruments, stock options or otherwise;

ii.	The Company shall not raise further capital for a period of one year from the closure of Buyback offer except in discharge of its subsisting obligations;

iii.

The Special Resolution approving the Buyback will be valid for a maximum period of one year from the dates of passing of the said Special Resolution (or such extended period as may be permitted under the Act or the Buyback Regulations or by the appropriate authorities). The exact time table for the Buyback shall be decided by the Board (or its duly constituted Committee) within the above time limits;

iv.	The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

v.	The Company shall not withdraw the Buyback after the public announcement of the offer to Buyback is made;

vi.	The Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

For any clarifications related to the Buyback process, shareholders holding Equity Shares of the Company may contact:

Company: Infosys Limited

Contact Person: A. G. S. Manikantha,

Tel: 080-41167775; Email: sharebuyback@infosys.com

Postal Ballot Notice | 23

All the material documents referred to in the Notice and Explanatory Statement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors Report dated April 13, 2017 and the audited accounts for the period from April 1, 2016 to March 31, 2017, the Auditors Report dated July 14, 2017 and the audited accounts for the period from April 1, 2017 to June 30, 2017 are available for inspection without any fee by the shareholders at the Company’s registered office during normal business hours on working days from the date of dispatch of the notice up to the last date of voting, i.e. October 7, 2017.

In the opinion of the Board, the proposal for Buyback is in the interest of the Company and its shareholders holding Equity Shares of the Company. The directors of the Company, therefore, recommend passing of the Special Resolution as set out at item no. 1 of the accompanying Postal Ballot Notice.

No director, key managerial personnel or their relatives are interested in or concerned with the resolution in Item no. 1, except to the extent of their shareholding.

The Board recommends the resolution set forth in Item no. 1 for approval of the shareholders.

Item no. 2 -	Appointment of D. Sundaram as Independent Director

The Board vide a resolution dated June 30, 2017, had appointed D. Sundaram as an additional director of the Company with effect from July 14, 2017, pursuant to Section 161 of the Companies Act, 2013 (“Act”) and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and all other applicable rules, regulations, statute or laws for the time being in force, read with Article 43 of the Articles of Association of the Company. His office is not subject to retirement by rotation.

The Nomination and Remuneration Committee prior to the appointment of D. Sundaram, had conducted interviews and had extensive deliberations regarding his appointment. In addition, the Board ascertained the criteria for establishing independence of D. Sundaram in terms of both the Act, the Rules made thereunder and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

D. Sundaram’s shareholding in the Company along with the holdings of his relatives is Nil.

The Company has received notice in writing under the provisions of Section 160 of the Act, from a member along with a deposit of ₹ 1,00,000/- (Rupees One Lakh only) proposing the candidature of D. Sundaram for the office of Independent Director, to be appointed as such under the provisions of Sections 149, 152 and Schedule IV of the Act, and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and all other applicable rules, regulations, statute or laws for the time being in force.

The Company has also received (i) consent in writing from D. Sundaram to act as Director in Form DIR 2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 (“Appointment Rules”), (ii) intimation in Form DIR 8 in terms of the Appointment Rules from D. Sundaram to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act.

In the opinion of the Board, D. Sundaram fulfills the conditions for independence specified in the Act, the Rules made thereunder and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and he is independent. A copy of the draft letter for the appointment of D. Sundaram as an Independent Director setting out the terms and conditions is available for inspection without any fee by the shareholders at the Company’s registered office during normal business hours on working days up to October 7, 2017.

The resolution seeks the approval of shareholders for the appointment of D. Sundaram as an Independent Director of the Company up to July 13, 2022 pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and his office shall not be subject to retirement by rotation.

All the material documents referred to in the Notice and Explanatory Statement such as the appointment letter, statutory forms, etc are available for inspection without any fee by the shareholders at the Company’s registered office during normal business hours on working days from the date of dispatch of the notice up to the last date of voting, i.e. October 7, 2017.

24 | Postal Ballot Notice

No director, key managerial personnel or their relatives except D. Sundaram to whom the resolution relates is interested in or concerned with the resolution in Item no. 2.

The Board recommends the resolution set forth in Item no. 2 for approval of the shareholders.

Item no. 3 -	Appointment of Nandan M. Nilekani as Non-Executive, Non-Independent Director

Based on the recommendation and approval of the Nomination and Remuneration Committee and the Audit Committee, the Board vide a resolution dated August 24, 2017, had unanimously appointed Nandan M. Nilekani as an additional, non-executive, non-independent director of the Company and the Chairman of the Board with effect from August 24, 2017, pursuant to Section 161 of the Act, read with Articles 41 and 43 of the Articles of Association of the Company.

Nandan M. Nilekani is a promoter and Co-Founder of the Company. His shareholding in the Company along with the holdings of his relatives is as following:

Name	No. of Equity Shares held	Shareholding Percentage (%)
Nandan M. Nilekani	2,13,83,480	0.93
Rohini Nilekani	1,80,04,696	0.78
Nihar Nilekani	66,63,240	0.29
Janhavi Nilekani	66,63,164	0.29
Total	5,27,14,580	2.29

The Company has received notice in writing under the provisions of Section 160 of the Act, from a member along with a deposit of ₹ 1,00,000/- (Rupees One Lakh only) proposing the candidature of Nandan M. Nilekani for the office of a non-executive, non-independent director, to be appointed as such under the provisions of Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof).

The Company has also received (i) consent in writing from Nandan M. Nilekani to act as Director in Form DIR 2 pursuant to Rule 8 of the Appointment Rules, and (ii) an intimation in Form DIR 8 in terms of the Appointment Rules from Nandan M. Nilekani to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act.

A copy of the draft letter for the appointment of Nandan M. Nilekani as a non-executive, non-independent director setting out the terms and conditions of his appointment is available for inspection without any fee by the shareholders at the Company’s registered office during normal business hours on working days up to October 7, 2017.

The resolution seeks the approval of shareholders for the appointment of Nandan M. Nilekani as non-executive, non-independent director pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and his office shall be subject to retirement by rotation.

All the material documents referred to in the Notice and Explanatory Statement such as the appointment letter, statutory forms, etc are available for inspection without any fee by the shareholders at the Company’s registered office during normal business hours on working days from the date of dispatch of the notice up to the last date of voting, i.e. October 7, 2017.

No director, key managerial personnel or their relatives except Nandan M. Nilekani to whom the resolution relates is interested in or concerned with the resolution in Item no. 3, except to the extent of their shareholding.

The Board recommends the resolution set forth in Item no. 3 for approval of the shareholders.

Item no. 4 -	Appointment of U. B. Pravin Rao as Managing Director

Following resignation of Dr. Vishal Sikka as the Managing Director and Chief Executive Officer of the Company with effect from August 18, 2017, based on the recommendations and approval of the Nomination and Remuneration Committee and the Audit Committee, the Board appointed U. B. Pravin Rao as the Interim-Chief Executive Officer and Managing Director of the Company with effect from August 18, 2017 for a period not exceeding 5 (five) years, pursuant to Section 203 and Section 196 of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof).

U. B. Pravin Rao will hold the position of Interim-Chief Executive Officer and Managing Director of the Company for a term not exceeding 5 (five) years or until a new chief executive officer and managing

Postal Ballot Notice | 25

director is appointed or if his employment as Interim-Chief Executive Officer and Managing Director is terminated earlier by either party giving 90 (ninety) days’ notice to the other party in this regard. During his term as Interim-Chief Executive Officer and Managing Director, U. B. Pravin Rao will continue to hold the position of Chief Operating Officer, for which he will continue to receive the remuneration approved by the shareholders previously. U. B. Pravin Rao will not receive any additional compensation for his role as the Interim-Chief Executive Officer and Managing Director.

In case the Company terminates U. B. Pravin Rao’s employment as Interim-Chief Executive Officer and Managing Director, the Company can provide him with 90 (ninety) days’ written notice or payment of 90 (ninety) days of Base Salary (i.e. the amount received by him as Base Pay in the capacity as Chief Operating Officer) in lieu thereof.

U. B. Pravin Rao will continue to be liable to retire by rotation in accordance with his first term of appointment as a Director of the Company which was approved by the shareholders in their meeting held on June 14, 2014.

A termination of his employment as Interim-Chief Executive Officer and Managing Director will not result in an automatic termination of his role as Chief Operating Officer.

The resolution seeks the approval of shareholders for the appointment of U. B. Pravin Rao as the Managing Director of the Company for a period not exceeding 5 (five) years, pursuant to Section 196 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof).

All the material documents referred to in the Notice and Explanatory Statement such as the appointment letter, statutory forms, etc are available for inspection without any fee by the shareholders at the Company’s registered office during normal business hours on working days from the date of dispatch of the notice up to the last date of voting, i.e. October 7, 2017.

No director, key managerial personnel or their relatives except U. B. Pravin Rao to whom the resolution relates is interested in or concerned with the resolution in Item no. 4.

The Board recommends the resolution set forth in Item no. 4 for approval of the shareholders.

26 | Postal Ballot Notice

Additional information on director recommended for appointment as required under Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and applicable secretarial standards

D. Sundaram

D. Sundaram’s experience spans corporate finance, business performance, monitoring operations, governance, mergers & acquisitions, talent / people management and strategy. Sundaram joined Hindustan Unilever Limited as Management Trainee in June 1975; and served in various capacities as Corporate Accountant, Commercial Manager and Treasurer till 1990. He was seconded to Unilever, London as Commercial Officer for Africa and Middle East Group between 1990 and 1993. He was the Commercial Member of TOMCO integration team in 1993 / 94. He was CFO of Brooke Bond Lipton from 1994 to 1996 and served in Unilever London between 1996 and 1999, as Sr. Vice President (Finance, IT and Strategy) for South Asia and Middle East. In April 1999 he returned to HUL as Finance & IT Director. Sundaram was elevated as Vice Chairman of HUL in April 2008. In all, Sundaram has more than 34 years of experience with Hindustan Unilever Limited. He is a two-time winner of the prestigious “CFO of the Year for FMCG Sector” award by CNBC TV18 (2006 and 2008). He is currently the Vice Chairman and MD of TVS Capital Funds Ltd, a growth capital Private Equity Fund (TVS Shriram Growth Fund.) Assets under Management- ₹ 1,200 crore (US$ 175 million).

D. Sundaram is a Post Graduate in Management Studies (MMS), Chennai, Fellow of the Institute of Cost Accountants, and has done Harvard Business School’s Advanced Management Programme (AMP). Sundaram has served as an independent director on the Board of State Bank of India, between January 2009 and June 2014; of SBI Capital Markets between 2002 and 2014 and has been a member of the board of governors of Institute of Financial Management and Research, Chennai, since 2005. He currently serves as an independent director on the boards of SBI General Insurance Company Limited, GlaxoSmithKline Pharmaceuticals Limited, Crompton Greaves Consumer Electricals Limited and as a non-executive director on the Board of TVS Electronics Limited.

Age

64 years

Nature of expertise in specific functional areas

Finance and consumer related business expertise

Disclosure of inter-se relationships between directors and Key Managerial Personnel

Nil

Listed companies (other than Infosys Group) in which D. Sundaram holds directorship and committee membership:

Directorship

TVS Electronics Limited

GlaxoSmithKline Pharmaceuticals Limited

Crompton Greaves Consumer Electricals Limited

Chairperson / Membership of Board committees

TVS Electronics Limited – Member of Audit and Stakeholders Relationship Committee

GlaxoSmithKline Pharmaceuticals Limited – Chairman of Audit Committee

Crompton Greaves Consumer Electricals Limited – Chairman of Audit Committee and member of

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Nomination & Remuneration Committee, CSR Committee and Stakeholder Relationship & Share Transfer Committee

Shareholding in the Company

Nil

Key terms and conditions of appointment

As per the resolution at item no. 2 of this Notice read with the explanatory statement thereto

Remuneration proposed to be paid

As per the criteria for payment of annual remuneration:

Particulars	Amount in USD
Fixed Board fee	75,000
Board attendance fee	25,000
Chairperson – audit committee	30,000
Members – audit committee	20,000
Chairperson – other committees	20,000
Members – other committees	10,000

Date of first appointment on board, last drawn remuneration and number of board meetings attended

It is proposed to appoint D. Sundaram as an Independent Director for his first term on the Board and hence these details are not applicable.

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Additional information on director recommended for appointment as required under Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and applicable secretarial standards

Nandan M. Nilekani

Nandan M. Nilekani is the promoter and a Co-founder of the Company. He was previously the Managing Director, President and Chief Operating Officer of the Company. He then served as the Chief Executive Officer from 2002 to 2007 and the Co-Chairman of the Company till 2009.

Nandan M. Nilekani is the Co-founder and Chairman of EkStep, a not-for-profit effort to create a learner centric, technology based platform to improve basic literacy and numeracy for millions of children. He was most recently the Chairman of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister.

Born in Bengaluru, Nilekani received his Bachelor’s degree from IIT, Bombay. Fortune Magazine conferred him with “Asia’s Businessman of the year 2003”. In 2005, he received the prestigious Joseph Schumpeter prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. He was also named Businessman of the year by Forbes Asia. Time Magazine listed him as one of the 100 most influential people in the world in 2006 & 2009. Foreign Policy magazine listed him as one of the Top 100 Global thinkers in 2010. He won The Economist Social & Economic Innovation Award for his leadership of India’s Unique Identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from E&Y. CNBC-TV 18 conferred India Business leader award for outstanding contributor to the Indian Economy-2017 and he also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017.

Nandan M. Nilekani is the author of “Imagining India” and co-authored his second book with Viral Shah, “Rebooting India: Realizing a Billion Aspirations”.

Age

62 years

Nature of expertise in specific functional areas

Information Technology Services and Business Management

Disclosure of inter-se relationships between directors and Key Managerial Personnel

Nil

Listed companies (other than Infosys Group) in which Nandan M. Nilekani holds directorship and committee membership:

Nil

Shareholding in the Company

Name	Category	No. of Equity Shares held
Nandan M. Nilekani	Director	2,13,83,480
Rohini Nilekani	Relative (spouse)	1,80,04,696
Nihar Nilekani	Relative (son)	66,63,240
Janhavi Nilekani	Relative (daughter)	66,63,164
Total		5,27,14,580

Key terms and conditions of appointment

As per the resolution at item no. 3 of this Notice read with the explanatory statement thereto, Nandan M. Nilekani’s office as director shall be subject to retirement by rotation.

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Remuneration proposed to be paid

Nil

Date of first appointment on board, last drawn remuneration and number of board meetings attended

Nandan M. Nilekani was first appointed on the Board in 1981. He ceased to be a member of the Board on

July 9, 2009. His last drawn remuneration for the fiscal 2010 in which he ceased to be a director was ‘₹ 34 lakhs. Details pertaining to his appointment, remuneration and number of meetings attended are available in the Company’s Annual Report 2009-10.

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Additional information on director recommended for appointment as required under Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and applicable secretarial standards

U. B. Pravin Rao

U. B. Pravin Rao was appointed as the Interim-Chief Executive Officer and Managing Director with effect from August 18, 2017.

As Chief Operating Officer he has overall strategic and operational responsibility for the entire portfolio of the Company’s offerings. He oversees the key functions of global sales, global delivery and business enabling functions. He drives and oversees the continuous renewal of key processes, systems and policies across the Company in client relationship management, sales effectiveness, delivery excellence, quality, talent management and leadership development. Pravin was the Chairperson of Infosys BPO from October 2014 to July 2017.

He has over 30 years of experience. Since joining Infosys in 1986, he has held a number of senior leadership roles including Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences.

Pravin holds a degree in electrical engineering from Bangalore University, India. He is a member of the National Council of Confederation of Indian Industry (CII) and the Executive Council of Nasscom. He is also a member of the Executive Council of. World Business Council for Sustainable Development (WBCSD).

Age

55 years

Nature of expertise in specific functional areas

Information Technology Services and Business Management

Disclosure of inter-se relationships between directors and Key Managerial Personnel

Nil

Listed companies (other than Infosys Group) in which U. B. Pravin Rao holds directorship and committee membership

Nil

Shareholding in the Company

5,55,520 shares

Key terms and conditions of appointment

As per the resolution at item no. 4 of this Notice read with the explanatory statement thereto

Remuneration proposed to be paid

U. B. Pravin Rao will continue to hold the position of Chief Operating Officer for which he will continue to receive the remuneration as approved by the shareholders vide postal ballot concluded on March 31, 2017. U. B. Pravin Rao will not receive any additional compensation for his role as the Interim-Chief Executive Officer and Managing Director.

Date of first appointment on board, last drawn remuneration and number of board meetings attended

Details pertaining to U. B. Pravin Rao’s appointment, remuneration and number of meetings attended are available in the Company’s Annual Report for the year 2016-17. U. B. Pravin Rao was first appointed on the Board on January 10, 2014. His last drawn remuneration for fiscal 2017 was ₹ 7.8 crore (excluding value of stock options granted of

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₹ 4 crore). The Shareholders had approved an annual remuneration of ₹ 12.5 crore (comprising of annual fixed salary of ₹ 4.63 crore, annual variable compensation of ₹ 3.87 crore at 100% payout and performance based stock options of ₹ 4 crore which would vest over a period of 4 years). He attended 8 meetings out of 8 held in fiscal 2017.

Registered office : Electronics City, Hosur Road Bengaluru 560 100 India	By order of the Board of Directors for Infosys Limited Sd/-

Bengaluru	A. G. S. Manikantha
August 25, 2017	Company Secretary

Forward-Looking Statements

The information herein includes certain “forward-looking statements.” These forward-looking statements are based on the Management’s beliefs as well as on a number of assumptions concerning future events made using information currently available to the Management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, among other things, the expected benefits and costs of the Buyback; the anticipated timing of filings and approvals relating to the Buyback; and the expected timing of the completion of the Buyback. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, the possibility that the Buyback is not approved or otherwise commenced on the anticipated timetable or at all, and those discussed in the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the year ended March 31, 2017.

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